UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant: Vishay Precision Group, Inc.
2.	Name of Persons Relying on Exemption: Ancora Advisors LLC Ancora Trust on behalf of its series, the Ancora MicroCap Fund
3.	Address of Persons Relying on the Exemption: c/o Ancora Advisors LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 441242
4.	Written Materials: Attached hereto as an exhibit is a copy of a shareholder presentation. This material is being submitted pursuant to Rule 14a-6(g)(1).

 Lead Portfolio Manager:Jim Chadwick216-825-4000www.ancora.net  A N C O R A  ®  May 2017  Ancora Advisors, LLCPresentation to Vishay Precision, Inc. ShareholdersRegarding Dual Share Class Structure

 A N C O R A  Disclaimer  2  A N C O R A  Institutional    Ancora Advisors, LLC ("Ancora") is providing this material for general informational purposes only. The information and opinions contained in this document are derived from sources deemed by Ancora to be reliable and are not necessarily all inclusive. Ancora does not guarantee the accuracy or completeness of this information. Reliance upon information in this material is at the sole discretion of the reader. Ancora is not soliciting proxies relating to the Vishay Precision, Inc. shareholder meeting and does not have the authority to vote your proxy. Ancora urges its fellow shareholders to vote in favor of the proposal requesting Vishay Precision to eliminate the dual-class capital structure.Stockholders are advised to read the consent proxy statement filed by Ancora Advisors, LLC (“Ancora”) and other documents referred to in this presentation. Ancora believes they contain important information. These materials are available at no change at the Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov.Ancora is a registered investment adviser with the SEC. A more detailed description of the company, its management and practices is contained in its registration document, Form ADV, Part II A. A copy of this form may be obtained by contacting Ancora at: 6060 Parkland Blvd., Ste. 200, Cleveland, Ohio 44124, Phone: 216.825.4000 or by visiting our website www.ancora.net/adv .

ANCORA

TABLE OF CONTENTS

▪ Company Overview	Page 4
▪ Executive Summary	Page 5
▪ Ancora's Proposal	Page 6
▪ Section 1: Dual Share Class Structure	Page 7
▪ Section 2: Issues stemming from dual share class structures	Page 14
▪ Conclusion	Page 20
▪ Ancora Overview	Page 21
▪ Section 3 : Appendix	Page 22

ANCORA | Institutional
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COMPANY OVERVIEW ANCORA

- Vishay Precision Group, Inc. ("VPG" or the "Company") designs, manufactures and markets components based on their proprietary resistive foil technology. They provide precision products and solutions, many of which are "designed in" by customers, specializing in the growing markets of stress, force, weight, pressure, and current measurements markets
    - VPG's components are essential to the accurate measurement, resolution and display of force, weight, pressure, torque, tilt, motion, or acceleration, especially in the legal-for-trade, commercial, and industrial marketplaces
    - The Company develops products for the medical, agricultural, transportation, industrial, avionics, military, and space applications industries
- VPG was incorporated in Delaware on August 28, 2009 and is headquartered in Malvern, PA
- The Company was originally founded as Vishay Intertechnology, Inc. ("VSH") by Dr. Felix Zandman in 1962. VSH began as a developer and manufacturer of resistors and strain gages. Resistors are basic components used in all forms of electric circuitry to adjust and regulate levels of voltage and current. A strain gage is a resistive senor that is attached to the surface of an object to measure the strain caused by an applied force
    - AS VSH continued to innovate, management realized their proprietary foil technology was a unique competitive advantage that allowed the Company to produced the most precise and stable components available
- On July 6, 2010 Vishay Intertechnology spun off its foil technology and measurements business through a tax-free stock dividend of Vishay Precision Group, Inc. ("VPG") stock. VPG became a stand alone public company as a result of the spin off

ANCORA | Institutional 4

EXECUTIVE SUMMARY ANCORA

- Ancora believes the dual share class structure of Vishay Precision Group, Inc. provides Class B stock holders an outsized influence over the Company without commensurate economic ownership. In fact, we feel there is no economic benefit to common shareholders or justification for the existence of a super voting share other than to artificially empower the Class B holders with voting control of the Company
- As of the record date for VPG's 2017 proxy statement, Holders of the Class B common stock accounted for 7.8%[(1)] of the total shares outstanding, yet as a result of the Class B holder having ten votes per share outstanding, Class B holders represent approximately 45.8%[(1)] of the Company's total voting power
- We believe the inordinate voting rights associated with the Class B shares have lead to:
  - An entrenched, non-independent board of directors
  - The termination of a strategic alternatives process and continued execution of the Company's business plan
  - Sub-par Total Shareholder Return ("TSR") compared to a number of indices and peer groups since the 2010 spin off
  - Poor overall performance of the underlying business
  - Excessive CEO compensation despite the underwhelming performance of the business
- We believe that eliminating the dual class structure, and installing a one-share/one-vote arrangement would benefit public shareholders by giving them voting rights proportionate with their economic interests in the Company
- As such, we are requesting the board of directors take the necessary steps to adopt a recapitalization plan that would eliminate VPG's dual-class capital structure and provide each outstanding share of common stock has one vote

(1) Class B share data provided by CapIQ

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ANCORA'S PROPOSAL

ANCORA

- On September 6, 2016, Ancora MicroCap Fund, a series of Ancora Trust, submitted a proposal and supporting statement pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934 for inclusion in the Company's proxy statement for the 2017 annual meeting of shareholders
- The submitted proposal stated the following:
  - *RESOLVED, that shareholders of Vishay Precision Group, Inc. ("VPG" or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's shareholders) to adopt a recapitalization plan that would eliminate VPG's dual-class capital structure and provide that each outstanding share of common stock has one vote.*

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 7  A N C O R A  Section 1  A N C O R A  Institutional  Dual Share Class Structure

DUAL SHARE CLASS STRUCTURE ANCORA

- According to the Company's June 22, 2010 registration statement (as a result of the spin-off from Vishay Intertechnology, Inc.), the rationale for a dual class structure was as follows: **for so long as Dr. Zandman or his successors retain voting power at this level, it is unlikely that a takeover of our company to which Dr. Zandman or those successors are opposed could be successfully implemented**
- As of the record date for Vishay Precision Group, Inc.'s 2016 proxy statement, the Company had 12,192,500 shares of common stock outstanding and 1,025,158 shares of Class B common stock outstanding
- Holders of the Class B common stock accounted for **7.76%** of the total shares outstanding, yet as a result of the Class B common stockholders being entitled to ten votes per share outstanding, Class B holders represent approximately **45.68%** of the Company's total voting power
- Holders of the common stock represent **92.24%** of the shares outstanding but as a result of the Class B shareholders having ten votes per share, wield only **54.32%** of the voting securities.

Share Classes:	# of Shares	% of Shares O/S	Votes per Share	Total Votes	% of Voting Shares
Common Shares	12,192,500	92.24%	1	12,192,500	54.32%
Class B Shares	1,025,158	7.76%	10	10,251,580	45.68%
Total Shares O/S & Voting	13,217,658	100.00%		22,444,080	100.00%

(1)Share information from VPG 2017 Proxy Statement

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OPPOSITION TO DUAL SHARE CLASS STRUCTURE ANCORA

- Ancora believes there is no economic benefit to the common shareholder or justification for the existence of a super voting share other than to artificially empower the Class B holders with voting control of the Company
    - VPG failed to include an economic benefit in their 2010 registration statement
- We believe that any capital structure that leads to an outsized influence for insiders, without commensurate economic ownership, is not in the best interest of shareholders
- Ancora is not the only proponent of one-share/one-vote arrangements. In fact, numerous highly regarded investment organizations oppose dual class share structures including:
    - Council of Institutional Investors ("CII")
    - IRRC Institute
    - CalPERS
    - CalSTRS
    - Ontario Teachers' Pension Plan
    - T. Rowe Price
    - University of Pennsylvania Law Review

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ISS OPPOSITION TO DUAL SHARE CLASS STRUCTURE ANCORA

- ISS states on page 31 of its 2017 Benchmark Policy Recommendations Report[1] that a separate class of stock cannot be designed to preserve or increase the voting power of an insider or significant shareholder
- The **dual share structure policy** notes:
  - ISS's general recommendation is to generally vote against proposals to create a new class of common stock, unless:
    - The company discloses a compelling rationale for the dual-class capital structure such as:
      - The company's auditor has concluded that there is substantial doubt about the company's ability to continue as a going concern; or
      - The new class of shares will be transitory
    - The new class is intended for financing purposed with minimal or no dilution to current shareholders in both the short term and long term; and
    - **The new class is not designed to preserve or increase the voting power of an insider or significant shareholder**
- Based on Vishay Precision Group's 2010 registration statement the rationale to preserve the voting power of Dr. Zandman's successors in order to prevent a takeover of the company is squarely in contrast to ISS' voting recommendation

(1) ISS 2017 Benchmark Policy Recommendations Report (https://www.issgovernance.com/file/products/2017-us-summary-voting-guidelines.pdf)

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OPPOSITION TO DUAL SHARE CLASS STRUCTURE

ANCORA

- Organizations such as ISS and IRRC not only generally oppose these dual class structures because of the disconnect created between economic ownership and voting control, but also importantly because these types of companies tend to underperform
- As noted on page 82 of the March 2016 IRRC-ISS Controlled Companies Report[1]:
  - **"Controlled companies featuring multiple classes of stock generally underperformed on a broad swath of financial metrics over the long term, are perceived as having more financial risk, and offer fewer rights to unaffiliated shareholders than dispersedly owned firms"**
- According to Harvard University's Paul Gompers, insiders owning a **"superior" class of stock "causes a significant wedge between their voting and cash flow rights[2]"**
- The Gompers paper demonstrates that firm valuation is negatively affected by a divergence between cash flow rights and voting rights
  - In other words, the greater the difference between the insiders' voting rights and insiders' rights to cash flow, the more it harms the company's stock price performance

(1) March 2016 IRRC-ISS Controlled Companies Report (https://irrcinstitute.org/wp-content/uploads/2016/03/Controlled-Companies-IRRCI-2015-FINAL-3-16-16.pdf?elqTrackId=fbefd57196fb4b8fbd6bbf5cbecdf88d&elq=97a58df0e8cb45678a45221ff47416ef&elqaid=432&elqat=1&elqCampaignId)

(2) Paul A. Gompers et al., "Extreme Governance: An Analysis of Dual-Class Firms in the United States," May 2007

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IRRC INSTITUTE OPPOSITION TO DUAL SHARE CLASS STRUCTURE ANCORA

- In 2012 the IRRC Institute conducted a study title, "Controlled Companies in the Standard & Poor's 1500: A Ten Year Performance and Risk review[(1)]", which resulted in the following key findings:
  - **Non-controlled companies outperform controlled companies over a 10-year period**
  - **Controlled companies have more material weakness in internal control environments and more related party transactions than non-controlled companies**
  - **Controlled companies with multiclass structures consistently exhibit materially more share price volatility than non-controlled companies**

(1) IRRC Institute "Controlled Companies in the Standard & Poor's 1500: A Ten Year Performance and Risk review (https://irrcinstitute.org/wp-content/uploads/2015/09/FINAL-Controlled-Company-ISS-Report1.pdf)

ANCORA | Institutional
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 13  A N C O R A  Opposition to Dual Share Class Structure Continued  A N C O R A  Institutional  An article in the University Pennsylvania Law Review discussed why dual class stock company’s should be disallowed from listing on securities exchanges. The article concluded:“If we accept the modern theory that the purpose of a corporation is to maximize shareholder wealth, dual-class stock structures simply do not make any sense(1).”“Empirical studies have found that when voting and economic rights are not proportionate, corporate funds are more likely to be diverted to private benefits. Excess control rights drive up CEO compensation, incentivize unprofitable empire building, and increase the likelihood that management will make shareholder value–destroying acquisitions(1).”As one commentator ironically notes, “The advantage of a dual-class share structure is that it protects entrepreneurial management from the demands of ordinary shareholders. The disadvantage of a dual-class share structure is that it protects entrepreneurial management from the demands of shareholders.”  (1) Wen, Tian, You Can’t Sell Your Firma and Own it Too: Disallowing Dual-Class Stock Companies From Listing on the Securities Exchanges (May 2014). http://www.pennlawreview.com/print/162-U-Pa-L-Rev-1495.pdf

 14  A N C O R A  Section 2  A N C O R A  Institutional  Issues Stemming From Dual Class Structures

ENTRENCHED BOARD OF DIRECTORS ANCORA

- Four members of the current board of directors at VPG have overseen the sub-par total shareholder return and poor performance of the underlying business since the spin off in 2010
- We believe VPG's board has many conflicts of interest due to overlapping directorship with Vishay Intertechnology as well as intertwined family relationships
    - Three of the Company's directors also serve on the board of VSH
        - Marc Zandman (Non-Executive Chairman at VPG, and Executive Chairman at VSH)
        - Ziv Shoshani (President and CEO of VPG, and Director at VSH)
        - Timothy Talbert (Director at both VPG and VSH)
- Another VSH board member, Ruta Zandman, who is the aunt of current VPG CEO, Ziv Shoshani, and stepmother to VPG's non-executive chairman, Marc Zandman, controls the largest percentage of VPG's voting shares
- Additionally, VPG's vice president and treasurer, Steven Klausner, is the brother-in-law of Marc Zandman

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 16  A N C O R A  Termination of Strategic Alternatives Process  A N C O R A  Institutional  On February 21, 2017, VPG announced that the evaluation of strategic alternatives “process did not result in the adoption of any particular strategic alternative other than the Company’s continued execution of its business plan” We question the board’s decision to terminate the strategic process as we believe there are buyers for the Company that would have paid an attractive premium to acquire the businessWe are deeply concerned that the strategic process was in fact terminated not because of the process’ failure to secure a buyer, but rather the influence of insider participants making decisions that serve to benefit their self-interest above the rest of the shareholdersWe believe the issues outlined above indicate the need for corporate governance enhancements including the elimination of dual share classes, significantly improving board independence, and removing interlocking board members (with Vishay Intertechnology, Inc)

SUB-PAR TOTAL SHAREHOLDER RETURNS

ANCORA

- We believe VPG is a prime example of what Paul Gompers discussed in his paper regarding dual class structures, when he states, insiders owning a **superior** class of stock causes a significant wedge between their voting rights and cash flow rights
  - The greater the difference between the insider's voting rights and insiders' rights to cash flow, the more it harms the company's stock price performance
- Since the spin off from Vishay Intertechnology in 2010, VPG has significantly underperformed a number of indices, VPG's self selected peers, VPG's 2016 proxy peers, and VPG's 2015 10k public peers over the 1 Year, 3 Year, 5 Year, and since inception periods, based on the total shareholder return metric

	Total Shareholder Return[1]			
	1 YR	3 YR	5 YR	Since Spin-Off 6-23-10
Vishay Precision Group, Inc.	**12.78%**	**-9.09%**	**6.54%**	**26.40%**
S&P 500 (TR)	17.17%	34.45%	86.71%	149.81%
Russell 2000 (TR)	26.22%	23.25%	79.03%	136.23%
S&P 500 (TR) / Technology Hardware & Equipment	33.73%	62.56%	74.73%	155.59%
S&P 500 (TR) / Electronic Equipment & Instruments	25.58%	38.50%	111.93%	113.81%
Index / GICS Avg:	**25.67%**	**39.69%**	**88.10%**	**138.86%**
Peer Group Comparison:				
VPG Management-Selected Peers Avg:	22.69%	20.09%	78.47%	177.11%
2016 Proxy Compensation Peers Avg:	26.78%	15.97%	43.42%	56.96%
2015 10K Public Peers Avg:	30.44%	47.77%	95.09%	222.23%
Peer Group Comparison Avg:	**26.64%**	**27.94%**	**72.33%**	**152.10%**

(1) Total shareholder return data from FactSet as of 3/31/2017

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POOR OVERALL BUSINESS PERFORMANCE ANCORA

- In addition to the sub-par total shareholder return of VPG, the overall performance of the underlying business has been poor since the spin off
- The board of directors has witnessed abysmal revenue and gross profit growth as seen in the chart below
- Furthermore, adjusted net earnings has grown at a negative -2.7% CAGR between FY 2010-2016

Key Financials

	Fiscal Year Ending December 31,							CAGR
	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	FY '10-'16
Net revenues	207,524	238,107	217,616	240,275	250,823	232,178	224,929	**1.4%**
Revenue Growth		*14.7%*	*-8.6%*	*10.4%*	*4.4%*	*-7.4%*	*-3.1%*	
Gross profit	77,128	83,111	75,032	83,855	92,124	84,229	82,809	**1.2%**
Gross profit margin	*37.2%*	*34.9%*	*34.5%*	*34.9%*	*36.7%*	*36.3%*	*36.8%*	
Adjusted net earnings	11,706	10,771	8,570	8,627	10,398	7,732	9,938	**-2.7%**
Adjusted net earnings per dil. share	$0.85	$0.78	$0.62	$0.62	$0.74	$0.57	$0.74	**-2.3%**

- The March 2016 IRRC-ISS Controlled Companies Report points out that "Controlled companies featuring multiple classes of stock generally underperformed on a broad swath of financial metrics over the long term"
- If VPG's board of directors truly believes remaining independent is the highest return opportunity available to the Company's shareholders then it must address the Company's failure to build any meaningful shareholder value since the Company was spun-out of VSH in 2010

ANCORA | Institutional
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 19  A N C O R A  Excessive CEO Compensation  A N C O R A  Institutional  Despite the Company’s total shareholder return underperformance and underwhelming operating results, VPG’s board has continued to generously compensate CEO ZIV Shoshani We believe the board’s compensation policies have failed the Company’s shareholders, as reflected in the Company’s underperformanceWe believe these consistently “inflated” pay levels are indicative of a board that is simply too insular and conflicted to fulfill its fiduciary duties to shareholders

CONCLUSION ANCORA

- Given lackluster total shareholder returns, subpar operating performance, and overly generous executive compensation, there is little doubt that the interests of VPG's common shareholders have been poorly served by the Company's board of directors.
- We believe the Company's dual class share structure has been a major cause of the underperformance.
- Collapsing the dual share class structure will not cause any harm to the business and in fact will enable the Company to be finally run like a real public company, rather than as it currently stands as a quasi-public, insular family-run business.
- Regardless of the voting outcome of this proposal, VPG's board can and should move to eliminate the dual-class structure.
    - There is no economic justification for the dual share class structure.
    - Disenfranchising shareholders and operating the Company in a subpar manner is a complete failure by the board to fulfill its duty to **all** shareholders to maximize shareholder value.

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ANCORA OVERVIEW ANCORA

- Cleveland, OH based Registered Investment Adviser with three SEC registered, independent employee owned investment advisors with 61 employees
- $4.8 billion of combined firm assets under management (3/31/2017)
- Significant experience investing in both equities and fixed income, including alternative investment products
- Highly experienced in shareholder activism and corporate governance with long track record of generating value for investors by taking a more “hands-on” approach
- Ancora principals have served on a wide array of public company boards
- The firm’s principals and employees have significant personal investments in Ancora’s investment vehicles

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 22  A N C O R A  Section 3  A N C O R A  Institutional  Appendix

REFERENCES ANCORA

1. ISS 2017 Benchmark Policy Recommendations. ISS Policy Guidelines.pdf (Page. 31)
2. IRRC Institute and ISS, Controlled Companies in the Standard and Poor's 1500: A Ten Year Performance and Risk Review (October 2, 2012). IRRC and ISS Study 2012
3. IRRC Institute and ISS, Controlled Companies in the Standard and Poor's 1500: A Follow-up Review of Performance & Risk (March 2016). RRC and ISS Study 2016
4. Paul A. Gompers et al., "Extreme Governance: An Analysis of Dual-Class Firms in the United States," May 2007. http://dx.doi.org/10.2139/ssrn.562511
5. Wen, Tian, You Can't Sell Your Firma and Own it Too: Disallowing Dual-Class Stock Companies From Listing on the Securities Exchanges (May 2014). http://www.pennlawreview.com/print/162-U-Pa-L-Rev-1495.pdf

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